Exhibit 22

[Switchboard Letterhead]

October 10, 2002

William Ferry

c/o ePresence, Inc.

120 Flanders Road

Westboro, MA 01581

Re:	Amendment of Your Employment and Stock Option Agreements with Switchboard
Incorporated

Dear Mr. Wadsworth:

On April 24,2002 the Compensation Committee of the Board of Directors of Switchboard Incorporated adopted a uniform definition of “change in control” and has determined that that definition should be used in all agreements with executives, directors and employees in which compensation or stock vesting are affected by change-in-control events. It is therefore necessary to amend the relevant provisions of your agreement(s) referenced immediately below with Switchboard to implement this policy.

Non-Statutory Stock Option Agreement dated September 14, 1999

Non-Statutory Stock Option Agreement dated April 24, 2001

Non-Statutory Stock Option Agreement dated May 16,2001

Non-Qualified Stock Option Agreement dated January 29, 2002

Non-Qualified Stock Option Agreement dated May 16, 2002

Accordingly, each of the above-referenced agreements is amended by deleting therefrom the existing definition of “Change in Control,” if any (including, where applicable, any similar terms such as “Change of Control”), and inserting the following in lieu thereof:

“For the purposes of this agreement, a change in control (“Change in Control”) of Switchboard Incorporated (the “Company”) shall be deemed to occur if and only if (a) any person or entity (other than the Company, ePresence, Inc., any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company) is or becomes the “beneficial owner” (as defined in Rule 13d- 3 under the Securities and Exchange of 1934, as amended), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding voting securities, (b) a merger or consolidation of the Company occurs following which the voting securities of the Company outstanding immediately prior thereto do not continue to represent more than 50% of the combined voting power of the voting securities of the surviving entity that are outstanding immediately after such merger or consolidation, (c) there is a sale of all or substantially all of the assets of the

Company or (d) the stockholders of the Company approve a complete liquidation or dissolution of the Company.”

The amending of the Change in Control provisions effectively changes the minimum percentage of shares which are needed to change ownership in order to trigger a Change in Control from the 20% stated in certain agreements to 50%. Additionally, the amendment of this provision streamlines and standardizes the definition of Change in Control among these agreements.

Please signify your agreement to the foregoing amendment by signing both copies of this letter in the space provided below and return one of them to Bob Orlando as soon as possible, keeping the other for your records.

Sincerely,

SWITCHBOARD, INC.

/s/ DOUGLAS J. GREENLAW
Douglas J. Greenlaw
Chief Executive Officer

AGREED TO AND ACCEPTED

By:	/s/ WILLIAM P. FERRY	Date: